DYNASTY GAMING INC.

(DNY: TSX-V; DNYFF: OTCBB)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and six months ended June 30, 2008 and June 30, 2007

INTRODUCTION

Basis of Presentation

Dynasty Gaming Inc. and our subsidiaries are referred to collectively as “Dynasty Gaming”, “DNY”, the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes of Dynasty Gaming for the six months ended June 30, 2008 and June 30, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and the audited consolidated financial statements, accompanying notes and the MD&A for the years ended December 31, 2007 and December 31, 2006. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2007 year-end MD&A. All currency amounts are in Canadian dollars, unless otherwise indicated.

This MD&A and the interim consolidated financial statements for the six months ended June 30, 2008 and June 30, 2007 have been prepared by the management of the Company and have not been audited by external auditors.

The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiaries, being:

♦

Mahjong Development Inc., a Quebec corporation;

♦

Mahjong Systems Limited, a Turks and Caicos corporation;

♦

Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and

♦

DNY (BVI) Limited, a British Virgin Islands corporation.

Date of MD&A

This MD&A is dated August 29, 2008.

Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

BUSINESS OVERVIEW

Dynasty Gaming Inc. is continued under the Canada Business Corporations Act. Through its subsidiaries, the Company has pursued agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary

Mahjong Mania software (the “China Strategy”). In China, the Company plans to operate its mahjong software in a play-for-points format, which is licensed by the Chinese government. Outside of China, the Company had previously licensed its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”). Due to the Company’s lack of any meaningful revenues from its Aggregate Strategy, the business of licensing to online casinos was terminated in October 2007. As of the date of this MD&A, the Company has not yet generated any revenues from its China Strategy but continues to actively pursue opportunities and remains focussed on completing the proposed acquisition, which is described below.

Dynasty is a public company whose shares are currently listed on the TSX Venture Exchange under the symbol “DNY” and quoted on the OTC Bulletin Board under the symbol “DNYFF.” Trading in the Company’s shares was halted on the TSX Venture at the Company’s request on October 17, 2007. As at the date of this MD&A, the shares continue to be halted pending TSX Venture Exchange review of the proposed acquisition. Subject to shareholder and regulatory approval and upon completion of the proposed acquisition, Dynasty will change its name to PC Stars Inc. or another name that may be approved by the shareholders and regulators.

Proposed  Acquisition

As described in the 2007 year end MD&A, the Company signed a binding Letter of Intent (“LOI”) on February 5, 2008 for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of UDS Technology Limited (“UDS”) and of Silva Ford Technology Limited (“Silva Ford”), and their subsidiary entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Subsequent to the issuance of the LOI, the China companies initiated an internal reorganization, which has caused Dynasty to realign its acquisition strategy consistent with the newly emerging structure. Dynasty has been working diligently with its China partners to conclude this re-organization process and resume RTO and financing activities consistent with the above market strategy and the newly configured target group.

To this end, on July 10, 2008, Dynasty Gaming Inc and Sky Gain Holdings Limited signed a Letter of Intent (LOI) and on August 20, 2008, Dynasty and Sky Gain signed the Share Exchange Agreement for the acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company  of Baiyou Digital Technology (Hangzhou) Co. Ltd. and of Silva Ford Technology Limited (“Silva Ford”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.   As a result of this proposed transaction, Dynasty Gaming Inc. proposes to change its name to PC Stars Inc. and PC Stars will be the continuing Company.

Dynasty will purchase Baiyou shares and Silva Ford shares from Sky Gain and issue a minimum total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Silva Ford shares, Dynasty will issue nine million eight hundred thousand (9,800,000) post consolidation shares.  As consideration for the purchase of the Baiyou shares, Dynasty will issue two million (2,000,000) post consolidation shares.  The consideration for the purchase of the Baiyou shares includes an earn-out provision for shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009 which is calculated as follows:

              Seven times the achieved net income up to $2,500,000; plus fourteen times the achieved net income from $2,500,000 up to a maximum of $5,250,000, earned over the period January 1 through December 31, 2009. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the Company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange for shares of Dynasty’s common stock constituting 7.6% of its post-consolidated outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Silva Ford in exchange for shares of Dynasty’s common stock constituting 37.4% of its post-consolidated outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Silva Ford will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of Baiyou Digital Technology (Hangzhou) Co. Ltd., a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Silva Ford will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Financing

Concurrent with the acquisition, Dynasty will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share   The 3,000,000 warrants would entitle the holder to acquire one additional common share at a price of $6.00 per share, subject to adjustment, for a period of four years.

The issuance costs including the agent’s commission of 7% of the offering are estimated at $US 2,100,000 for net proceeds of $US 27,900,000. An additional 630,000 broker warrants (7% of total shares issued including the exercise of the warrants), entitling the holder to acquire one common share at a price of $6.00 each for a period of four years would be issued to the agent.

While the above proposed acquisition represents the intention of the Company at the date of issue of this MD&A, Dynasty acknowledges that several pre-conditions, including the private placement financing of $30 million US must be in place before the acquisition can be concluded. In the event that the proposed acquisition does not occur, Dynasty will pursue other options to expand its holdings and operations within the software and gaming sectors in China.

SELECTED FINANCIAL INFORMATION

Unaudited Interim Consolidated Statements of Operations

For the three months ended June 30

	June 30, 2008		June 30, 2007
	3 months	6 months	3 months	6 months
	$	$	$	$
Revenues	-	-	51,740	51,740

Operating expenses	643,131	1,836,687	2,082,146	3,410,362
Other income (loss)	14,474	(133,146)	9,824	21,415
Loss before Minority interest	(628,657)	(1,969,833)	(2,020,582)	(3,337,207)
Minority interest	(8,087)	79,848	-	-

Net loss	(636,744)	(1,889,985)	(2,020,582)	(3,337,207)

Basic and diluted net loss per share	(0.01)	(0.02)	(0.02)	(0.04)

Unaudited Interim Consolidated Balance Sheets

	June 30, 2008	December 31, 2007
	$	$
Cash	475,549	1,488,832
Total assets	6,807,029	4,359,850
Total liabilities	4,849,472	698,379
Shareholders’ equity	1,957,557	3,661,471

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

Consolidated results
By quarters

	2006		2007				2008
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$	$	$	$
Revenues	17,792	18,187	-	51,740	-	-	-	-

Loss from operations	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,687,121)	(1,341,176)	(628,657)
Minority interest	-	-	-	-	-	7,208	87,935	(8,087)
Net loss from continuing operations	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)	(1,253,241)	(636,744)
Discontinued operations	(144,379)	-	-	-	-	-	-	-
Gain on sale of discontinued operations	24,715	-	-	-	-	-	-	-
Net loss	(1,701,291)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)	(1,253,241)	(636,744)

Net loss per share
Basic and diluted	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)

QUARTERLY RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008, COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2007

Going Concern Uncertainty

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. However, the Company has sustained substantial losses; it has not achieved any significant revenues and it has a working capital deficiency at June 30, 2008 of $3,657,869, which represents a $5,317,738 decrease in its working capital of $1,659,869 as at December 31, 2007. The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction as described above.

Revenues

For the three months ended June 30, 2008, the Company did not generate any revenues compared to $51,740 for the three months ended June 30, 2007. With the termination of the Aggregate Strategy, the Company’s future revenue will come solely from its focus in China.

Operating Expenses

In the second quarter of 2008, operating expenses decreased by 69.1% to $643,131, compared to $2,082,146 in the second quarter of 2007.  The Company terminated its Aggregate Strategy in 2007 and, as a result, it has significantly reduced its direct costs and administration expenses.

Net Loss

For the three months ended June 30, 2008, the net loss decreased by 68.5% to $636,744, compared to a net loss of $2,020,582 for the three months ended June 30, 2007.

LIQUIDITY AND CASH FLOW

Cash Position

As at June 30, 2008, Dynasty Gaming’s cash position was $475,549, a decrease of $1,013,283, or 68.1%, compared to the cash position of $1,488,832 as at December 31, 2007.

Cash Flow from Operating Activities

For the three months ended June 30, 2008, cash used from operating activities was ($475,178), compared to cash used in operating activities of ($1,057,679) for the three months ended June 30, 2007.  For both periods, the largest contributor to the cash used from operating activities was the net loss from continued operations.

Cash Flow from Investing Activities

For the three months ended June 30, 2008, cash flow from investing activities was $53,370 compared to cash used of ($163,840) for the three months ended June 30, 2007.  The cash flow in June 2008 is due to the development tax credits received.

Cash Flow from Financing Activities

In Q2 2008, the Company had no financial activity compared to a cash flow of $125,233 for the three months ended June 30, 2007 due to the issuance of common shares.

Working Capital

Working capital is defined as current assets less current liabilities. As at June 30, 2008, the Company reports negative working capital $3,657,869, a decrease of $5,317,738, compared to positive working capital of $1,659,869 as at December 31, 2007. This significant decrease is mainly due to the accrued payable of $4 million for the second instalment of the Sega licensing fees, which is due in September 2008. The Company expects to fund the payment of those fees with the proposed financing that will close concurrently with the proposed acquisition.

FINANCIAL SITUATION

Assets

As at June 30, 2008, the total assets of Dynasty Gaming were $6,807,029, an increase of $2,447,179, or 56.1%, compared to total assets of $4,359,850 as at December 31, 2007. The increase is mainly due to the $4 million addition in Definite-life intangibles, relating to the Sega games licenses. As previously described, the Company has used cash from operating activities, which explains the variance.

Liabilities

As at June 30, 2008, the total liabilities of the Company were $4,849,472, an increase of $4,151,093,  compared to total liabilities of $698,379 as at December 31, 2007. This is due to the additional accrued payable for the second instalment of the Sega licences.

Shareholders’ Equity

As at June 30, 2008, shareholders’ equity was $1,957,557, a decrease of $1,703,914, or 46.5%, compared to shareholders’ equity of $3,661,471 as at December 31, 2007.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $15,800,000 plus royalties based on revenues.  $1.8 million was paid in December 2007 following signing of the agreement. The estimated schedule of payments for the remaining portion of the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license.  The Running Royalty varies per game between 23% and 28% of the Company’s distribution net sales and it may increase by 1%, 2% or 3% depending on sales volume.

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to

Baiyou, The amount and frequency of future payments shall be dictated by a Definitive Agreement to be concluded between both parties. As of the date of this MD&A, the Definitive Agreement has not yet been finalized and no other payments have been made. The Definitive Agreement is under negotiation.

Capitalization

As at June 30, 2008, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and 5,075,033 stock options. The total number of shares issued and outstanding on a fully diluted basis as at June 30, 2008, was 109,422,607.  As at the date of this MD&A, the capitalization has not changed.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

	June 30, 2008		June 30, 2007
	3 months	6 months	3 months	6 months
	$	$	$	$
Director fees paid to	4,000	11,000	-	-
Other administrative costs paid to:
Cadence Communications	56,250	112,500	56,250	112,500
Stratacon LLC	45,909	92,706	-	-
Genesis Consulting	-	-	-	29,916

DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The Company has established and maintains internal control over financial reporting (“ICFR”).  The ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”). The certifying officers have evaluated whether there were changes to its ICFR during this year that have materially affected or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Disclosure Controls

As of June 30, 2008, the Corporation’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Corporation’s Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Corporation’s Disclosure Controls are effective in ensuring that material information relating to the Corporation is made known to the Corporation’s management on a timely basis by others and is included as appropriate in this MD&A.

ACCOUNTING POLICIES AND ESTIMATES

The same accounting policies, with the exception of the changes in accounting policies listed below, and methods were followed as were followed in the preparation of the audited annual financial statements for the year ended December 31, 2007,

Changes in Accounting Policies

On January 1, 2008,  the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require an entity to disclose the following:

•

its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirements to which it is subject;

•

when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 “Financial Instruments – Disclosures” modifies the disclosure requirements for financial instruments that were included in Section 3861 “Financial Instruments – Disclosure and Presentation”. The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

•

the significance of financial instruments for the entity’s financial position and performance; and

•

the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 “Financial Instruments – Presentation” carries forward unchanged the presentation requirements of the old Section 3861 “Financial Instruments – Disclosure and Presentation”.

The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cash flows.

Future Changes in Accounting Policies

The CICA issued new accounting standard Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and  Section 3450, Research and Development Costs. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38, Intangible Assets. These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of this guideline should not have a material impact on the Company’s results.

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. For the Company, the conversion to IFRS will be required for interim and annual financial statements beginning on April 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the mandatory transition date.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

Financial Instruments

Dynasty Gaming does not use financial derivatives.

Risks and Uncertainties

The primary risks and uncertainties that affect and that may affect Dynasty Gaming and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the years ended December 31, 2007 and December 31, 2006, except as expressed otherwise in this  MD&A.

FURTHER INFORMATION AND CONTINUOUS DISCLOSURE

Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

DYNASTY GAMING INC.

Date:

August 29, 2008

signed “Albert Barbusci”

signed “Robert Lupacchino”

Per: Albert Barbusci, President & CEO

Per: Robert Lupacchino, CFO